Exhibit 99.1

Futu Announces Second Quarter 2024 Unaudited Financial Results

HONG KONG, August 20, 2024 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Operational Highlights

•	Total number of paying clients[1] increased 28.8% year-over-year to 2,042,313 as of June 30, 2024.

•	Total number of registered clients[2] increased 19.1% year-over-year to 4,045,703 as of June 30, 2024.

•	Total number of users[3] increased 13.3% year-over-year to 23.3 million as of June 30, 2024.

•	Total client assets increased 24.3% year-over-year to HK$579.3 billion as of June 30, 2024.

•	Daily average client assets were HK$560.0 billion in the second quarter of 2024, an increase of 24.4% from the same period in 2023.

•	Total trading volume in the second quarter of 2024 increased by 69.0% year-over-year to HK$1.62 trillion, in which trading volume for U.S. stocks was HK$1.24 trillion, and trading volume for Hong Kong stocks was HK$357.6 billion.

•	Daily average revenue trades (DARTs)[4] in the second quarter of 2024 increased 67.4% year-over-year to 652,286.

•	Margin financing and securities lending balance increased 28.8% year-over-year to HK$43.8 billion as of June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Total revenues increased 25.9% year-over-year to HK$3,129.0 million (US$400.7 million).

•	Total gross profit increased 21.1% year-over-year to HK$2,554.7 million (US$327.2 million).

•	Net income increased 8.0% year-over-year to HK$1,209.3 million (US$154.9 million).

•	Non-GAAP adjusted net income[5] increased 8.6% year-over-year to HK$1,296.2 million (US$166.0 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We ended the second quarter with over two million paying clients, representing a 28.8% growth year-over-year and 8.2% growth quarter-over-quarter. We added 155 thousand paying clients in the second quarter, down 12.5% sequentially off of a high base but up 167.8% year-over-year. In the first half of 2024, we have achieved over 80% of our full-year new paying client guidance. Given the strong year-to-date momentum, we would like to raise our guidance again to 550 thousand new paying clients in 2024.”

“New paying clients in Hong Kong and Singapore both recorded double-digit sequential growth amid market rebound, collectively contributing to over one-third of paying client growth in the second quarter. We recently launched cryptocurrency trading in these two markets to help our clients diversify their assets. The penetration of crypto in Hong Kong and Singapore has room for growth compared to other markets, and we intend to drive adoption with our competitive pricing and high brand trust. In Japan, new paying clients grew by double-digit quarter-over-quarter as we continued to strengthen product offerings, iterate on marketing initiatives and increase our brand awareness. Malaysia still contributed the most new paying clients among all markets in the second quarter despite sequential deceleration.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users with one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Robust net asset inflow, coupled with favorable mark-to-market impact on client holdings, boosted total client assets to a record HK$579.3 billion, up 24.3% year-over-year and 11.9% quarter-over-quarter. As total net asset inflow recorded robust sequential growth, we surpassed our full-year 2023 net asset inflow only 6 months into the year. Total client assets in Singapore achieved double-digit sequential growth for the eighth consecutive quarter. In Malaysia, both total client assets and average client assets logged rapid sequential increase. Our clients’ higher risk appetite in the quarter led to more leveraged positions. As a result, margin financing and securities lending balance increased by 16.6% sequentially to an all-time high of HK$43.8 billion.”

“Total trading volume was HK$1.62 trillion, up 69.0% year-over-year and 21.1% quarter-over-quarter. Trading velocity of Hong Kong stocks rebounded sequentially amid a palpable shift in market sentiment. As a result, Hong Kong stock trading volume rose by 27.5% quarter-over-quarter to HK$357.6 billion. Besides technology companies, clients also leaned into high-dividend names. Led by the outperformance of AI-themed stocks and meme-stock frenzy, U.S. trading volume increased by 19.2% sequentially to HK$1.24 trillion, the second-highest in history.”

“Total client assets in wealth management leaped 83.6% year-over-year and 24.8% quarter-over-quarter to HK$79.8 billion, accounting for 14% of total client assets. Money market funds and U.S. treasury bills again drove the bulk of that increase. As of quarter end, wealth management penetration among paying clients crossed 25%.”

“We had 451 IPO distribution and IR clients, up 20.6% year-over-year. We underwrote seven of the ten largest Hong Kong IPO listings in the first half of 2024.”

Second Quarter 2024 Financial Results

Revenues

Total revenues were HK$3,129.0 million (US$400.7 million), an increase of 25.9% from HK$2,484.9 million in the second quarter of 2023.

Brokerage commission and handling charge income was HK$1,376.3 million (US$176.3 million), an increase of 44.5% from the second quarter of 2023. This was mainly due to the 69.0% year-over-year increase in total trading volume, partially offset by the decline in blended commission rate from 9.9 bps to 8.5bps.

Interest income was HK$1,591.7 million (US$203.8 million), an increase of 13.2% from the second quarter of 2023. The increase was mainly driven by higher margin financing income and higher interest income from securities borrowing and lending business.

Other income was HK$161.0 million (US$20.6 million), an increase of 27.2% from the second quarter of 2023. The increase was primarily attributable to higher fund distribution service income.

Costs

Total costs were HK$574.3 million (US$73.6 million), an increase of 53.4% from HK$374.5 million in the second quarter of 2023.

Brokerage commission and handling charge expenses were HK$87.2 million (US$11.2 million), an increase of 57.6% from the second quarter of 2023. This increase was mainly due to the 69.0% year-over-year increase in total trading volume.

Interest expenses were HK$377.6 million (US$48.4 million), an increase of 71.3% from the second quarter of 2023. The increase was primarily due to higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$109.4 million (US$14.0 million), an increase of 10.8% from the second quarter of 2023. The increase was primarily due to higher cloud service fees.

Gross Profit

Total gross profit was HK$2,554.7 million (US$327.2 million), an increase of 21.1% from HK$2,110.4 million in the second quarter of 2023. Gross margin was 81.6%, as compared to 84.9% in the second quarter of 2023.

Operating Expenses

Total operating expenses were HK$1,074.4 million (US$137.6 million), an increase of 26.1% from HK$851.8 million in the second quarter of 2023.

Research and development expenses were HK$373.9 million (US$47.9 million), an increase of 2.9% from the second quarter of 2023. The increase was primarily due to an increase in research and development headcount to support new markets.

Selling and marketing expenses were HK$338.3 million (US$43.3 million), an increase of 93.4% from HK$174.9 million in the second quarter of 2023. This was driven by a 167.8% year-over-year increase in new paying clients, partially offset by lower client acquisition costs.

General and administrative expenses were HK$362.1 million (US$46.4 million), an increase of 15.5% from the second quarter of 2023. The increase was primarily due to an increase in general and administrative personnel.

Income from Operations

Income from operations increased by 17.6% to HK$1,480.3 million (US$189.6 million) from HK$1,258.6 million in the second quarter of 2023. Operating margin declined to 47.3% from 50.6% in the second quarter of 2023.

Net Income

Net income increased by 8.0% to HK$1,209.3 million (US$154.9 million) from HK$1,119.6 million in the second quarter of 2023. Net income margin for the second quarter of 2024 declined to 38.6% from 45.1% in the year-ago quarter.

Non-GAAP adjusted net income increased by 8.6% to HK$1,296.2 million (US$166.0 million) from the second quarter of 2023. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$8.79 (US$1.13), compared with HK$8.07 in the second quarter of 2023. Diluted net income per ADS was HK$8.66 (US$1.11), compared with HK$7.99 in the second quarter of 2023. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, August 20, 2024, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BI800b9bad2caa4efdb3a6e4d57f8dcfe2.

It will automatically lead to the registration page of "Futu Holdings Ltd Second Quarter 2024 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8083 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,937,538	9,378,747	1,201,125
Cash held on behalf of clients	44,369,310	51,181,840	6,554,799
Restricted cash	1,232	1,202	154
Term deposit	5,540	4,900	628
Short-term investments	3,114,613	3,056,249	391,410
Securities purchased under agreements to resell	133,039	242,727	31,086
Loans and advances-current (net of allowance of HK$45,949 thousand and HK$67,951 thousand as of December 31, 2023 and June 30, 2024, respectively)	32,528,421	42,788,600	5,479,887
Receivables:
Clients	293,505	615,866	78,873
Brokers	5,189,155	7,901,932	1,011,991
Clearing organizations	4,244,793	2,455,974	314,534
Fund management companies and fund distributors	151,691	248,502	31,825
Interest	268,504	308,198	39,471
Prepaid assets	54,691	80,072	10,255
Other current assets	135,479	154,837	19,830
Total current assets	95,427,511	118,419,646	15,165,868

Operating lease right-of-use assets	224,092	260,768	33,396
Long-term investments	238,556	663,003	84,910
Loans and advances-non-current	18,934	18,917	2,423
Other non-current assets	1,226,754	1,523,353	195,094
Total non-current assets	1,708,336	2,466,041	315,823
Total assets	97,135,847	120,885,687	15,481,691

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024	2024
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	69,018	94,630	12,119
Payables:
Clients	48,762,263	53,191,185	6,812,134
Brokers	15,648,286	30,303,720	3,880,963
Clearing organizations	24,096	1,815,360	232,491
Fund management companies and fund distributors	175,575	202,008	25,871
Interest	44,109	60,274	7,719
Borrowings	5,651,565	5,277,497	675,883
Securities sold under agreements to repurchase	-	309,190	39,598
Lease liabilities-current	114,682	131,279	16,813
Accrued expenses and other current liabilities	1,939,004	2,447,037	313,389
Total current liabilities	72,428,598	93,832,180	12,016,980

Lease liabilities-non-current	123,335	143,883	18,427
Other non-current liabilities	12,183	11,082	1,420
Total non-current liabilities	135,518	154,965	19,847
Total liabilities	72,564,116	93,987,145	12,036,827

SHAREHOLDERS’ EQUITY
Class A ordinary shares	71	71	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,456,438	18,636,070	2,386,700
Treasury Stock	(5,199,257)	(5,199,257)	(665,863)
Accumulated other comprehensive loss	(49,433)	(146,668)	(18,784)
Retained earnings	11,360,890	13,611,218	1,743,173
Total shareholders' equity	24,568,736	26,901,461	3,445,238

Non-controlling interest	2,995	(2,919)	(374)
Total equity	24,571,731	26,898,542	3,444,864
Total liabilities and equity	97,135,847	120,885,687	15,481,691

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	952,615	1,376,300	176,262	2,031,926	2,458,407	314,845
Interest income	1,405,716	1,591,654	203,841	2,699,976	2,945,820	377,268
Other income	126,557	161,032	20,623	252,839	317,218	40,626
Total revenues	2,484,888	3,128,986	400,726	4,984,741	5,721,445	732,739
Costs
Brokerage commission and handling charge expenses	(55,341)	(87,238)	(11,173)	(127,587)	(147,539)	(18,895)
Interest expenses	(220,386)	(377,625)	(48,362)	(351,226)	(690,467)	(88,427)
Processing and servicing costs	(98,807)	(109,436)	(14,015)	(186,531)	(206,539)	(26,451)
Total costs	(374,534)	(574,299)	(73,550)	(665,344)	(1,044,545)	(133,773)
Total gross profit	2,110,354	2,554,687	327,176	4,319,397	4,676,900	598,966

Operating expenses
Research and development expenses	(363,348)	(373,943)	(47,890)	(718,247)	(709,430)	(90,856)
Selling and marketing expenses	(174,925)	(338,332)	(43,330)	(316,203)	(630,996)	(80,811)
General and administrative expenses	(313,518)	(362,105)	(46,375)	(621,411)	(663,440)	(84,966)
Total operating expenses	(851,791)	(1,074,380)	(137,595)	(1,655,861)	(2,003,866)	(256,633)

Income from operations	1,258,563	1,480,307	189,581	2,663,536	2,673,034	342,333

Others, net	74,693	(42,616)	(5,458)	66,961	(10,875)	(1,393)

Income before income tax expense and share of loss from equity method investments	1,333,256	1,437,691	184,123	2,730,497	2,662,159	340,940

Income tax expense	(209,467)	(216,726)	(27,755)	(411,168)	(402,367)	(51,531)
Share of loss from equity method investments	(4,228)	(11,667)	(1,494)	(7,923)	(15,361)	(1,967)

Net income	1,119,561	1,209,298	154,874	2,311,406	2,244,431	287,442

Attributable to:
Ordinary shareholders of the Company	1,119,741	1,212,190	155,244	2,311,784	2,250,328	288,197
Non-controlling interest	(180)	(2,892)	(370)	(378)	(5,897)	(755)
	1,119,561	1,209,298	154,874	2,311,406	2,244,431	287,442

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.01	1.10	0.14	2.08	2.04	0.26
Diluted	1.00	1.08	0.14	2.06	2.01	0.26

Net income per ADS
Basic	8.07	8.79	1.13	16.61	16.32	2.09
Diluted	7.99	8.66	1.11	16.44	16.11	2.06

Weighted average number of ordinary shares used in computing net income per share
Basic	1,110,112,831	1,103,489,111	1,103,489,111	1,113,421,781	1,103,209,443	1,103,209,443
Diluted	1,120,734,239	1,119,409,062	1,119,409,062	1,124,704,502	1,117,436,747	1,117,436,747

Net income	1,119,561	1,209,298	154,874	2,311,406	2,244,431	287,442
Other comprehensive income, net of tax
Foreign currency translation adjustment	(169,876)	(67,811)	(8,684)	(58,441)	(97,252)	(12,455)
Total comprehensive income	949,685	1,141,487	146,190	2,252,965	2,147,179	274,987

Attributable to:
Ordinary shareholders of the Company	949,869	1,144,361	146,557	2,253,344	2,153,093	275,744
Non-controlling interest	(184)	(2,874)	(367)	(379)	(5,914)	(757)
	949,685	1,141,487	146,190	2,252,965	2,147,179	274,987

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$	HK$	HK$	US$
Net income	1,119,561	1,209,298	154,874	2,311,406	2,244,431	287,442
Add: Share-based compensation expenses	73,832	86,855	11,123	149,942	172,793	22,129
Adjusted net income	1,193,393	1,296,153	165,997	2,461,348	2,417,224	309,571

Non-GAAP to GAAP reconciling items have no income tax effect.